**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 12, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _              **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _              **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _              **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2019**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**12 February 2020**

# NEWS RELEASE

**ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED
31 DECEMBER 2019**

AngloGold Ashanti will release results for the year ended 31 December 2019 ("the period") on the Johannesburg Stock Exchange News Service on 21 February 2020.

**With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next, will differ by at least 20% from those of the previous corresponding reporting period.**

**Expected headline earnings and basic loss**

Shareholders are advised that the Company has reasonable certainty that the headline earnings for the period are expected to be between $357 million and $401 million, with headline earnings per share ("HEPS") of between 86 cents and 96 cents. Headline earnings and HEPS for the comparative period were $220 million and 53 cents, respectively.

The total basic loss (from continuing and discontinued operations) for the period is expected to be between $26 million and $0 million, resulting in a total basic loss per share of between 6 cents and 0 cents. Basic earnings and basic earnings per share for the comparative period were $133 million and 32 cents, respectively.

The total basic loss (from continuing and discontinued operations) for the period was negatively impacted by a non-cash impairment charge of $385 million (post-tax) or 92 cents per share related to the sale of the South African operations as described below.

**South African asset sale and impact of IFRS 5**

On 12 February 2020, the Company announced an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited for consideration in cash and deferred payments with expected proceeds of $300 million, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

In terms of International Financial Reporting Standards, IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations,* the Company has determined that the sale of its remaining South African producing assets and related liabilities are required to be treated as non-current assets held for sale and disclosed as discontinued operations. This accounting treatment will result in the separation of the earnings disclosures between continuing operations and discontinued operations in the current period results. The earnings disclosures for all comparative periods presented will also be separated between continuing and discontinued operations to align with the current year disclosures as required by IFRS 5.

The effect of the application of IFRS 5 on the current and comparative period earnings will be explained in the Company's results announcement on 21 February 2020, which shareholders should consider in order to gain a full appreciation of the Company's financial performance.

The classification of the remaining South African producing assets and related liabilities to held for sale resulted in a non-cash impairment charge of $385m (post-tax) or 92 cents per share accounted for in order to reflect these assets and liabilities at the lower of carrying value and fair value less costs to sell, therefore negatively impacting the total basic loss for the current period.

**Headline earnings**

The expected overall increase in headline earnings for the period compared to the comparative period was primarily due to the following reasons:
- The higher gold price received on gold sold during the period, coupled with weaker local currencies assisted the improved financial performance of the Company and more than negated the lower gold output, higher operating costs mainly due to inflation and lower grades, and the payment of higher royalties and taxes.
- Income from Kibali and other equity investments increased by $46 million (post-tax) or 11 cents per share.

**Total basic loss (from continuing and discontinued operations)**

In addition to the effects on headline earnings, total basic loss (from continuing and discontinued operations) was negatively impacted by the non-cash impairment charge of the South African asset sale as described above.

This was partially off-set by the non-recurrence of significant once-off items affecting basic earnings for the prior period as follows:
- A non-cash impairment of the Uranium plant relating to Mine Waste Solutions of $66 million (post-tax) or 16 cents per share.
- Retrenchment costs related to the restructured South African operations of $25 million (post-tax) or 6 cents per share.

The current period headline earnings and total basic loss (from continuing and discontinued operations) were also negatively impacted by the recognition of an increase in the non-cash environmental rehabilitation obligation of $15m (post-tax) or 4 cents per share as a result of the changes in environmental legislation in Brazil relating to tailings storage facilities.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Johannesburg
12 February 2020

JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**

**Media**

**Chris Nthite +27 11 637 6388/+27 83 301 2481**
cnthite@anglogoldashanti.com

**General inquiries**
media@anglogoldashanti.com

**Investors**

**Sabrina Brockman +1 646 880 4526/ +1 646 379 2555**
sbrockman@anglogoldashanti.com

**Yatish Chowthee +27 11 637 6273 / +27 78 364 2080**
yrchowthee@anglogoldashanti.com

**Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322**
fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 12, 2020

By:     <u>/s/ M E SANZ PEREZ</u>
Name:   M E Sanz Perez
Title:    EVP: Group Legal, Commercial & Governance